UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02027882

NO ACT
P.E 3-18-02
0-18516

March 25, 2002

Leslie S. Cohn
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921

Act	1934
Section	
Rule	14A-8
Public Availability	3/25/2002

Re: Artesian Resources Corporation
Incoming letter dated March 18, 2002

Dear Ms. Cohn:

This is in response to your letter dated March 18, 2002 concerning the shareholder proposal submitted to Artesian by Bangalore T. Lakshman. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAY 2 2 2002
P THOMSON FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Bangalore T. Lakshman, P.E., DEE
114 Mettenet Court
Hockessin, DE 19707

0863118

1701 Market Street
Philadelphia, PA 19103-2921
215.963.5000
Fax: 215.963.5299

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

Leslie S. Cohn
215.963.5451
lcohn@morganlewis.com

March 18, 2002

BY OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Artesian Resources Corporation – Notice to Exclude Stockholder Proposal from Proxy Statement pursuant to Rule 14a-8(j)

Dear Sir or Madam:

On behalf of Artesian Resources Corporation (the "Company"), and in accordance with Rule 14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended, we hereby notify the staff of the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the enclosed stockholder proposal from the Company's proxy statement for its Annual Meeting of Stockholders to be held on May 1, 2002 (the "2002 Annual Meeting"). The Company received the enclosed stockholder proposal, dated February 22, 2002, requesting that Mr. Bangalore T. Lakshman (the "Proponent") be nominated for election to the Company's Board of Directors at the 2002 Annual Meeting (the "Proposal"). As the Company did not receive the Proposal until February 22, 2002, the Company is submitting this letter to the Commission less than 80 days prior to the proposed filing of the Company's definitive proxy statement (April 3, 2002).

By copy of this letter, the Company also notifies the Proponent of its intention to omit the Proposal from its proxy statement and form of proxy for the 2002 Annual Meeting (the "2002 Proxy Materials"). In accordance with Rule 14a-8, the Company requests that the Commission not recommend any enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company believes that it may validly exclude the Proposal from the 2002 Proxy Materials for the reasons set forth below.

Failure of the Proposal to Meet Eligibility and Procedural Requirements

Rule 14a-8(e) provides that proposals must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The proxy statement for

Morgan, Lewis & Bockius LLP

the Company's 2001 annual meeting was dated and released to stockholders on March 28, 2001; and therefore the deadline for submission of stockholder proposals for inclusion in the Company's 2002 proxy statement was November 29, 2001.[1] The enclosed stockholder proposal was dated on, and not received by the Company until, February 22, 2002.

In addition to the Proponent's failure to meet the deadline for submission of stockholder proposals, the Proposal also fails to state that the Proponent intends to continue to hold the Company's securities through the date of the 2002 Annual Meeting as required under Rule 14a-8(b).

If a stockholder proposal fails to meet the procedural requirements of Rule 14a-8, then a company must normally provide notice to the stockholder of the deficiency in the submission of the proposal and allow the stockholder fourteen (14) days to cure the deficiency. Where a stockholder has failed to submit the proposal by the company's properly determined deadline, however, Rule 14a-8(f) provides that a company need not provide notice to the stockholder of a deficiency in the submission of the proposal, nor allow the stockholder with time to cure the deficiency. In this event, the company is still required to submit a notice with the Commission of its intent to exclude the proposal from the proxy statement, even though the notice may be submitted later than 80 calendar days before it files its definitive proxy statement, as is otherwise technically provided under Rule 14a-8(j). The Company filed its preliminary proxy statement for the 2002 Annual Meeting with the Commission on March 18, 2002, and intends to file its definitive proxy statement on approximately April 3, 2002.

Rule 14a-8(j) indicates that the Commission staff may permit a company to make its submission of notice to exclude a proposal later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline. The Company did not receive the enclosed stockholder proposal until approximately February 22, 2002, which was well after the applicable Commission deadline in this case (i.e., January 13, 2002). Therefore, the Company believes that late submission of the Proposal constitutes "good cause" for missing the Commission's otherwise applicable deadline, and that as a result of the Proponent's failure to meet the foregoing procedural and eligibility requirements of Rule 14a-8, the Proposal is ineligible for inclusion in the 2002 Proxy Materials.

The Proposal Relates Directly to an Election for Membership on the Company's Board of Directors

Rule 14a-8(i)(8) provides that a company may validly exclude a stockholder proposal if the proposal relates to an election for membership on the company's board of directors. The sole

[1] It is also important to note that the date of the 2002 Annual Meeting has not been changed by more than 30 days from the date of the previous year's meeting, which was May 2, 2001.

Morgan, Lewis & Bockius LLP

proposal included in the Proposal is a request to nominate the stockholder or election to the Company's Board of Directors.

The Proposal requests that an individual, other than those persons nominated by the Company and set forth in the 2002 Proxy Materials, be considered as a candidate for election to the Company's Board of Directors. The Commission consistently has taken the position that proposals relating to the election of board of directors are excludable pursuant to Rule 14a-8(i)(8). See *NetCurrents, Inc., SEC No-Action Letter (April 25, 2001), 2001 WL 435670* (shareholders proposal to nominate themselves for election to the company's board of directors was excluded); *The York Group, Inc., SEC No-Action Letter (April 2, 2001), 2001* WL *315259* (nomination of stockholders for election to the company's board and request that such nominees be included in the company's proxy materials excluded under Rule 14a-8(i)(8)); *Interim Services Inc., SEC No-Action Letter (July 16, 1988), 1998 WL 879567* (shareholder proposal nominating himself for election to the company's board was excluded); *American Society of Corporate Secretaries, SEC No-Action Letter (February 27, 1996), 1996 WL 86169* (the Commission stated the proxy rules "do not require a registrant to provide information in its proxy statement about any nominee for its board of directors, other than those specifically nominated by the company").

Accordingly, the Company believes that the Proposal may be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(8).

While the Company believes the reasons stated above provide a sufficient basis for omitting the Proposal from the 2002 Proxy Materials, the Company also believes that Regulation 14A is generally inapplicable to proposals submitted by holders of an unregistered class of a company's securities, and where the proposal may only be voted upon by the unregistered class of securities. The Proponent, based on the information provided in the Proposal, is a record holder of only the Company's Class B Stock, which is not registered under Section 12 of the Securities Act or 1933, as amended. Since the Proposal deals with the election of directors (a matter upon which the Company's registered class of securities, Class A Non-Voting Stock, will not be permitted to vote), the Company believes that Regulation 14A is inapplicable with respect to the election of directors, and that the Proposal may be excluded from the 2002 Proxy Materials.

In accordance with the requirements of Rule 14a-8(j), we are submitting six paper copies of this letter and the Proposal, and are simultaneously distributing one copy to the Proponent. In addition, we have also enclosed copies of the no-action letters of the Commission referred to in this letter and a copy of the Company's preliminary proxy statement as previously filed with the Commission via EDGAR on March 18, 2002.

Morgan, Lewis & Bockius LLP

Should the staff have any questions or comments regarding this filing, please contact the undersigned at 215.963.5451 or Joanne R. Soslow of this office at 215.963.5262. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed, pre-addressed, stamped envelope.

Very truly yours,

Leslie S. Cohn

Leslie S. Cohn

Enclosures

cc: Bangalore T. Lakshman, P.E., DEE (w/encls.)
Ms. Nicki Taylor (w/encls.)
Joanne R. Soslow, Esq. (w/o encls.)

T.! OCT JJJ NAT

Received by Hand Delivery - 5:10pm - 2/22/02

Bangalore T. Lakshman, P.E., DEE

ENVIRONMENTAL ENGG. CONSULTANT

SPECIALIZATION:

- Water & Waste Water
- Resources Development
- Supply & Quality. Design & Management
- Utility Plant Design & Management
- Solid Waste & Sanitary Landfill
- Hydraulics of Water System
- Regulatory Environmental Compliance
- Contamination Investigation & Remediation

114 Mettenet Court
Hockessin, DE 19707

PHONE: 302-234-0425
FAX: 302-234-3328

February 22nd, 2002

Mr. Joseph Denunzio
Secretary
Artesian Resources, Corp.
994 Churchmans Road
Newark, DE 19701

Dear Mr. Denunzio:

Please take this letter as a notice pursuant to Section 1(3) Bylaws of Artesian Resources Corporation, of my desire to have my nomination for the election of the Board of Directors of ARC presented to the stockholders at its annual meeting scheduled for April – May 2002.

I am a stockholder of 8507 Class B – Common Stock on record. I am enclosing herewith a copy of a brief Bio-Date for your information and use to disseminate the same to other stockholders on record, as a part of proxy statement.

If for any reason, this letter does not meet the intent of filing nomination, please advise, promptly. If I do not hear from you otherwise, I will assume that my nomination papers are in order.

Sincerely,

B. T. Lakshman

Bangalore T. Lakshman

Encl.

Copy to: Henry Heiman

BANGALORE T. LAKSHMAN, P.E., DEE

Bangalore Lakshman, a professional Engineer, Specialized in Water Resources Development, worked for Artesian Water Company for 22 years and retired as Chief Engineer. Currently, self-employed and providing services as "Consulting Engineer". Mr. Lakshman has served several businesses and non-profit organizations as a Director of their Board, such as •First State Bank •First Fidelity Bank •Leadership of Delaware, and •BCC Bank.

Currently, serving as a Director on the following Boards: •First Union Bank Advisory Board •Delaware State Board of Geologists •ACLU of Delaware •Also, served/serving on the United Way of Delaware, as a member of Allocation & Management Review Committee.

Served as Governor, Rotary International District 7630 (DE & MD).

501(3C) IRS

Founder and Chairman, "BTL Foundation for International Services" which provides humanitarian services to needy in U.S.A., India and other parts of the world, for the last 20 years.

Mr. Lakshman is a past president of Delaware Engineering Society and Past National Director for the state of Delaware on the Board of National Society of Professional Engineers. He is listed under "*Who's Who in the East (USA and Canada)*", "*Who's Who in International Water Supply*", and "*Who's Who in American Academy of Environmental Engineers*". Some of the Awards and Honors he has received include:

- R.I.'s "Service Above Self Award" – 1998.
- R.I.'s President's "Golden Century Award" – 1996&97.
- Rotary Foundation's "Major Gift Award" – 1996
- "Jefferson Award" USA – 1993.
- "Engineer of the Year", Delaware – 1993.
- Distinguished Alumni of the Year, University of Delaware – 1992.
- Delegate, USA Water Industry Specialists, Delegation to USSR, September 1989.
- State Award for Distinguished Service, Karnataka State, India – 1988.
- Polio-Plus Distinguished Service Award, Rotary International – 1988.
- Distinguished Service Award, North America Kannada Conference, Toronto, Canada – 1987.
- Water Resources Award, WRA of N.C.C., DE – 1995.

IN BRIEF, MR. LAKSHMAN IS:
An accomplished Professional, Proven Leader, a successful entrepreneur and a renowned humanitarian.

He was born in Bangalore India and has lived in New Castle County, Delaware since 1968. His hobbies include racquetball, swimming and charitable services to needy.

(SEC No-Action Letter)

***1** NetCurrents, Inc.
Publicly Available April 25, 2001

LETTER TO SEC

April 16, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Netcurrents, Inc. Shareholder Proposal for John C. Holtorf

Ladies and Gentlemen:

Our firm serves as counsel for NetCurrents, Inc., a Delaware corporation ("NetCurrents" or the "Company"). We are submitting this letter on behalf of NetCurrents, which has received a shareholder proposal (the "Proposal") from John C. Holtorf, Jr. (the "Proponent") which appears to be intended for inclusion in NetCurrents' proxy statement and form of proxy (collectively, the "Proxy Materials") for the Company's 2001 Annual Meeting of Stockholders (the "2001 Annual Meeting").

The Company respectfully requests the Staff of the Division of Corporation Finance (the "Staff") to confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the Proxy Materials. It is the Company's position that the Proposal may be properly omitted from the Proxy Materials on the grounds discussed below.

Pursuant to Rule 14a-8(j) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, enclosed are six copies of: this statement and the Proponent's email submitting the Proposal. A copy of this letter and related documents are being mailed concurrently to the Proponent to advise him of NetCurrents' intention to omit the Proposal from its Proxy Materials.

THE PROPOSAL

On March 30, 2001, NetCurrents received a proposal from the Proponent, which read as follows:

ACCORDING TO YOUR PRESS RELEASE I AM SUBMITTING MY SHAREHOLDERS'S PROPOSAL:

RESOLVED THAT VICTOR HOLTORF AND JAMES CERNA BE PLACED ON THE BOARD OF NETCURRENTS AT THE SHAREHOLDER'S MEETING MAY 17, 2001.

REASONS FOR EXCLUDING THE PROPOSAL

Pursuant to Rule 14a-8(i)(8): The Proposal directly relates to an election for membership on the Company's Board of Directors.

Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its Proxy Materials if the Proposal "relates to an election for membership on the company's board of directors or analogous governing body."

The Proposal requests that two individuals, other than those nominated by the Company in the Proxy Materials, be placed on the Company's Board of Directors. The Staff consistently has taken the position that proposals relating to the election of a board of directors are excludable pursuant to Rule 14a-8(i)(8). See C-Phone Corp., SEC No-Action Letter (June 1, 1999), 1999 WL 350039 (shareholder proposals nominating someone other than a nominee of the Company as a director was excluded); Datron Systems Inc., SEC No-Action Letter (Mar. 29, 1999), 1999 WL 17946 (request that shareholder's slate of nominees be included in the company's proxy material excluded under Rule 14a-8(i)(8)); Interim Services Inc., SEC No-Action Letter (Dec. 15, 1998), 1998 WL 879567 (shareholder proposal nominating himself for an election to the company's board was excluded); Bull & Bear U.S. Government Securities Fund, Inc., SEC No-Action Letter (July 16, 1998), 1998 WL 404762 (stockholder proposal nominating a specific individual for election to the company's board of directors excluded).

***2** Accordingly, based on Rule 14a-8(i)(8), the Company intends to exclude the Proposal. We respectfully request a response from the Division of Corporate Finance that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

Please acknowledge receipt of this letter by date-stamping and returning the additional copy of this letter in the enclosed, self-addressed envelope. If you have any questions or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned at 310-728-3289.

Sincerely,

Afshin Hakim
AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
2029 Century Park East
Suite 2600
Los Angeles, California 90067
(310) 229-1000

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 25, 2001

Publicly Available April 25, 2001

Re: NetCurrents, Inc.
Incoming letter dated April 16, 2001

The proposal seeks to place two individuals on NetCurrents' board of directors. It is unclear whether the submission involves only a rule 14a-8 issue or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that NetCurrents may exclude it under rule 14a-8(i)(8) as relating to an election to NetCurrents' board of directors, and we will not recommend enforcement action to the Commission if NetCurrents omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of NetCurrents' nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Jonathan Ingram
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***3** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 435670 (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

***1** The York Group, Inc.
Publicly Available April 2, 2001

LETTER TO SEC

February 7, 2001

OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE
U.S. SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549
Re: The York Group, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of The York Group, Inc. (the "Company'') pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act''). This letter gives notice that the Company intends to omit from its proxy statement and form of proxy for its 2001 Annual Meeting of Stockholders (the "2001 Proxy Materials''), a proposal and statement in support submitted by Wilbert, Inc. and Mr. Marvin Barbee (the "Proposal''). The Company has not yet scheduled its 2001 Annual Meeting of Stockholders, but intends to circulate proxy materials more than eighty days after the date of this letter. Concurrent with the filing of this letter with the Securities and Exchange Commission (the "Commission''), the Company is advising Wilbert, Inc. and Mr. Barbee of its intention to omit the Proposal from the Company's 2001 Proxy Materials.

In accordance with Rule 14a-8 of the Exchange Act, we enclose six copies of this letter and the Proposal submitted by Wilbert, Inc. and Mr. Barbee by letter dated January 8, 2001. The Company respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff'') that no enforcement action will be recommended if the Company omits the Proposal from its 2001 Proxy Materials.

The Proposal

The Proposal consists of: (a) a statement of the proponents' intention to nominate six individuals for election to the Board of Directors of the Company; (b) a request for written confirmation that these individuals are recognized as nominees for election to the Board of Directors of the Company; (c) a request that this slate of nominees be included in the Company's 2001 Proxy Materials; and (d) a request that the Company provide the ability to vote for the nominees on the Company's form of proxy delivered to the stockholders. The proponents have addressed no other issues in the Proposal. A copy of the Proposal is attached hereto as Exhibit "A".

Discussion of Reason for Omission

Rule 14a-8(i)(8) of the Exchange Act states that a company may exclude a stockholder proposal from its proxy materials if "the proposal relates to an election for membership on the company's board of directors or analogous governing body." The only proposal submitted to the Company in the Proposal is the nomination of six individuals for election to the Company's Board of Directors. On its face, the Proposal falls squarely within the parameters of Rule 14a-8(i)(8). We feel that Rule 14a-8(i)(8) permits the Company to exclude the Proposal from the Company's 2001 Proxy Materials.

***2** The Staff has consistently taken the position that proposals similar to the Proposal may be excluded by Rule 14a-8(i)(8) and its predecessor, Rule 14a-8(c)(8). The Staff has noted that this revision was made not to change the substance of the rule, but to clarify that the rule addresses only membership on a company's board of directors. See Bull & Bear U.S. Government Securities Fund, Inc. (available July 16, 1998). Accordingly, we feel that the Staff's comments on former Rule 14a-8(c)(8) remain as the appropriate resource in interpreting Rule 14a-8(i)(8).

In Interim Services Inc. (available December 15, 1998), the Staff agreed to not recommend enforcement action to the Commission with respect to the applicant's omission from its proxy materials of a proposal by a stockholder nominating himself for election to the applicant's board of directors. The Staff felt that this proposal could be omitted pursuant to Rule 14a-8(i)(8). In Bull & Bear, supra, the Staff considered former Rule 14a-8(c)(8) with respect to the omission by the applicant of a stockholder proposal nominating a specific individual for election to the applicant's board of directors. In agreeing not to recommend enforcement action to the Commission, the Staff commented that Rule 14a-8 should not be used by stockholders to promote election contests. In Dow Jones & Company, Inc. (available January 31, 1996) the Staff considered the applicant's decision to omit a proposal requiring that a labor union officer be elected to a position on the applicant's board of directors. This proposal was submitted by a labor union representing some of the applicant's employees. The Staff noted that "the proposal calls for a particular person or persons from a specified group to fill the new [board] position." Again, the Staff agreed not to recommend enforcement action to the Commission on the basis of former Rule 14a-8(c)(8).

In Datron Systems Incorporated (available March 29, 1999), the Staff granted a request for no action under circumstances nearly identical to the present situation. There, the proponent sought to nominate four individuals for election to the applicant's board of directors. The Staff agreed with the applicant's analysis and concluded that the proposal was excludable under Rule 14a-8(i)(8). We believe that the Proposal cannot be differentiated from the proposal at issue in the Datron Systems Incorporated letter.

Likewise, in Westmark Group Holdings, Inc. (available April 17, 2000), the Staff agreed not to recommend action when the applicant sought to exclude a proposal nominating a slate of six individuals for election to the applicant's board of directors. Once again, the Staff agreed that the proposal was excludable "as relating to an election for membership on [the applicant's] board of directors."

Request

The Proposal calls for a group of specified individuals to be elected to the Company's 2001 Board of Directors. The only purpose for this proposal is the election of the specified individuals to the Company's Board of Directors. We believe that Rule 14a-8(i)(8) addresses exactly this issue. Accordingly, we believe that Rule 14a-8(i)(8) permits the Company to exclude the Proposal from its 2001 Proxy Materials.

***3** Each of the Staff decisions outlined above clearly sets forth the rationale underlying Rule 14a-8(i)(8) (and its predecessor Rule 14a-8(c)(8)). The stockholder proposal structure provided in Rule 14a-8 is not the proper mechanism to conduct an election contest.

For the reasons set forth above, the Company feels that it may properly omit the Proposal from its 2001 Proxy Materials pursuant to Rule 14a-8(i)(8). The Company respectfully requests that the Staff confirm that it will not recommend enforcement action to the Commission if the Proposal is omitted.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 713/226-1408. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,
Marcus A. Watts
For the Firm
LOCKE LIDDELL & SAPP LLP
3400 Chase Tower
600 Travis Street
Houston, Texas 77002-3095
(713) 226-1200

SEC LETTER

1934 Act / s -- / Rule 14A-8

April 2, 2001

Publicly Available April 2, 2001

Re: The York Group, Inc.
Incoming letter dated February 7, 2001

The proposal nominates six individuals for membership on The York Group's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that The York Group may exclude it under rule 14a-8(i)(8) as relating to an election to The York Group's board of directors, and we will not recommend enforcement action to the Commission if The York Group omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of The York Group's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Lillian K. Cummins
Attorney-Advisor

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

***4** It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
2001 WL 315259 (S.E.C.)
END OF DOCUMENT

(SEC No-Action Letter)

***1** Interim Services Inc.
Publicly Available December 15, 1998

LETTER TO SEC

November 16, 1998

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549
Re: Interim Services Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Interim Services Inc., a Delaware corporation (the "Company"), pursuant to Rule 14a-8(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to give notice of the Company's intention to omit from its proxy statement and form of proxy (the "1999 Proxy Materials") for the Company's Annual Meeting of Stockholders scheduled to be held in May 1999, two proposal and a statement in support thereof (the "Stockholder Proposals") submitted by Vivik Satsangi (the "Proponent") by letter dated October 12, 1998. Concurrently with the filing of this letter with the Securities and Exchange Commission (the "Commission"), the Company is notifying the Proponent, pursuant to Rule 14a-8(j) under the Exchange Act, of its intention to omit the Stockholder Proposals from the Company's 1999 Proxy Materials.

The Company respectfully requests the concurrence of the Staff of the Division of Corporate Finance (the "Staff") that no enforcement action will be recommended to the Commission if the Company omits the Stockholder Proposals from its 1999 Proxy Materials.

The Company's shares of Common Stock are registered under Section 12(b) of the Exchange Act and are publicly-traded over the New York Stock Exchange (the "NYSE"). The Company's Board of Directors currently is comprised of seven Directors, each of whom was elected by the Company's stockholders at the last Annual Meeting of Stockholders held May 7, 1998. Six of the Directors are deemed to be "non-interested" Directors of the Company within the meaning of the applicable rules of the NYSE.

The Stockholder Proposals are as follows:

"Proposal 1. Establish an employee position on the board of directors

As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for purchase of company stock.

***2** This proposal will doubtless result in better bottom line results for the owners of the company."

"Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.

I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders."

We believe that the Stockholder Proposals may properly be omitted from the 1999 Proxy Materials pursuant to Rule 14a-8 (i)(8) under the Exchange Act because they relate to "election for membership on the [C]ompany's board of directors or analogous governing body."

The Staff has permitted the exclusion of stockholder proposals relating to the creation of a position on a company's board of directors for an individual from a designated class or group, as well as the election of specific individuals to a board of directors. Further, the Staff has consistently taken the position that the submission of a stockholder proposal under Rule 14a-8 is not the proper way to conduct a campaign relating to the election of a director. In Dow Jones & Company (available January 31, 1996), the Staff stated that a proposal to include a non-voting seat for the president of the Independent Association of Publisher's Employees on the company's Board of Directors could properly be omitted under Rule 14a-8(c)(8) (which is the predecessor rule to Rule 14a-8 (i)(8) under the Exchange Act) on the basis that because "the proposal calls for a particular person or persons from a specified group to fill the new position, the proposal relates to the election of such person."

In AT&T (available January 11, 1991) the Staff stated that a proposal that a company nominate for election to its board of directors either the presidents of the Communications Workers of America and the International Brotherhood of Electrical Workers or two other national union officials representing AT&T employees could be omitted under Rule 14a-8(c) (8) because the requirement that a particular person or persons from a specified group be included in management's slate of nominees relates to the election of those persons. In AT&T, the Staff reiterated that the principal purpose of Rule 14a-8 (c) (8) (the predecessor rule to Rule 14a-8 (i) (8))is to make clear, with respect to corporate elections, that Rule 14a-8 (c) (8) is not the proper means for conducting campaigns for the election of directors.

***3** In Bank of Montana System (available April 8, 1982) and, most recently, in Bull and Bear U.S. Government Securities Fund, Inc. (available July 16, 1998), the Staff stated explicitly that "the shareholder proposal process was not the proper means for conducting election contests, since other sections of the proxy rules, particularly Rule 14a-11, were specifically designed to handle such matters."

Accordingly, stockholder proposals that call for the creation of a position on the Company's Board of Directors and the election of the Proponent to fill such position are clearly related to "elections to office" under Rule 14a-8 (i) (8) and, consequently, we are of the opinion that they may be omitted by the Company from the Company's 1999 Proxy Materials.

Further, Rule 14a-8(c) under the Exchange Act provides that "a shareholder may submit only one proposal to a company for a particular shareholder meeting. "Accordingly, although we believe that it is clear that the Company may exclude both proposals submitted by the Proponent on the basis of Rule 14a-8(i) (8), we also respectfully submit that the Proponent has violated the procedural requirements of Rule 14a-8 because more than one proposal was requested to be included in Company's 1999 Proxy Materials.

Based upon the foregoing, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Stockholder Proposals from its 1998 Proxy Materials in reliance on Rules 14a-8 (i) (8) and 14a-8 (c) under the Exchange Act.

Enclosed herewith are six copies of this letter and the Proponent's Stockholder Proposals pursuant to Rule 14a-8 (j) (2) under the Exchange Act. Please acknowledge receipt of this request by stamping the enclosed duplicate copy of this letter and returning it to the undersigned in the stamped, pre- addressed envelope provided. Please call the undersigned at (305) 789-8985 with any question regarding this matter.

Very truly yours,
Andrew Hulsh
BAKER & MCKENZIE

1200 Brickell Avenue
19th Floor
Miami, Florida 33131
Telephone (305) 789-8900

ENCLOSURE

October 12, 1998

JOHN B. SMITH, SECRETARY
INTERIM SERVICES, INC.
2050 SPECTRUM BOULEVARD
FORT LAUDERDALE, FL 33309

Sir,

Ms. Deirdre Skolfield referred me to you. I am the direct and beneficial owner of more than 353 shares of Interim Services, Inc. common stock. I acquire more every quarter through the employee stock purchase plan, of which I have been a participant since inception. I am an employee of the company with the Rochester branch of the Interim Consulting Group.

I am submitting two proposals, which I hope that you will kindly bring before the shareholders at our next Annual Meeting, to be held in May or June 1999. I also urge you, as a shareholder and an employee of the company, to support the proposals. Please give me your help and guidance in framing these proposals in a presentable form. I am sure that your tremendous experience in this area will be a great help. Please modify the text and send it back to me as you deem fit.

Proposal 1. Establish an employee position on the board of directors

***4** As a provider of staffing services, our major assets are our employees. They walk out the door every evening and we only retain them to the extent that we can keep ourselves an employee-focused company. We can do this by having an employee-oriented vision of the company at all levels; and by keeping employee satisfaction as our number one objective from the top levels on down. We can better our understanding of our employees and therefore be more effective in hiring and motivating our employees by always keeping them in mind. Therefore, I wish to propose that we establish a position on the board of directors that is reserved for a non-corporate, non-branch management employee of our company. The person in this position will be able to advance the goals of the shareholders as a shareholder himself or herself, and also in the long term by ensuring the happiness of our employees.

This move will establish Interim as a company that is serious about hiring the right kind of employees, i.e. ones that wish to grow along with the company. It will also ensure that the voices of our customers (which we hear best through our employees who work on their sites) and the voices of our employees will be heard at the top levels. It will establish the company as very forward thinking in the minds of all employees and potential employees, just as the company won kudos for its progressive policy of providing loans to senior officers for

purchase of company stock.
This proposal will doubtless result in better bottom line results for the owners of the company.

Proposal 2. Elect Vivek Satsangi to the board of directors

I nominate myself, Vivek Satsangi, for the position of director.
I am a shareholder of the company, and a very large proportion of my net worth is invested in Interim. I am also an employee of the company. Thus, its success is crucial to my happiness. I have a good rapport with all the employees of the company that I interact with. I am sensitive to the needs of all employees and have the judgment necessary to balance opposing ones. I have the good ideas that the directors will need to improve the company and the communication skills necessary to help the senior staff understand the employees. I lead a team of five contract employees at our client's site. Therefore, I have a good perspective on their interactions with their own contract houses, our competitors. My educational background in technology helps me keep abreast of the latest employment trends and my business courses have given me a good perspective on how to convert all of this into results for shareholders.

Sincerely,
Vivek Satsangi

SEC LETTER

1934 Act / s -- / Rule 14A-8

December 15, 1998

Publicly Available December 15, 1998

Re: Interim Services Inc.
Incoming letter dated November 16, 1998
The first proposal establishes a position on the board of directors that is reserved for a non-corporate, non-branch management employee of Interim Services. The second proposal nominates the proponent for the position of director.
***5** The Division is unable to concur in your view that Interim Services may exclude the proposals under rule 14a-8(f). While it appears that the proponent may have exceeded the one-proposal limitation in rule 14a-8(c), it appears that Interim Services did not request that the proponent reduce the proposals as required by rule 14a-8(f). Accordingly, it is the Division's view that Interim Services may not rely on rules 14a-8(c) and 14a-8(f) to omit the proposals from its proxy materials.
The Division is unable to concur in your view that Interim Services may exclude the first proposal under rule 14a-8(i)(8). We note that the first proposal relates to the qualification of directors and procedures for their election. Accordingly, it is the Division's view that Interim Services may not rely on

rule 14a-8(i)(8) to omit the first proposal from its proxy materials.

There appears to be some basis for your view that Interim Services may exclude the second proposal under rule 14a-8(i)(8) as relating to an election to office. Accordingly, the Division will not recommend enforcement action to the Commission if Interim Services omits the second proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Carolyn Sherman
Special Counsel

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Securities and Exchange Commission (S.E.C.)
1998 WL 879567 (S.E.C. No - Action Letter)
END OF DOCUMENT

(SEC No-Action Letter)

***1** American Society of Corporate Secretaries
Publicly Available February 27, 1996

LETTER TO SEC

February 16, 1996

Mr. Gregg Corso
Securities and Exchange Commission
450 Fifth Street NW
Washington, D.C. 20549
Re: Request for Interpretive Guidance

Dear Mr. Corso:

On behalf of the Securities Law Committee of the American Society of Corporate Secretaries (the "Committee) we would appreciate receiving interpretive advice concerning an issuer's obligations in the following situation:

A company has a by-law provision requiring a shareholder who wishes to nominate a candidate to the board of directors to give advance notice and provide specified information to the company. For example, such a by-law may require the shareholder to (1) provide a written notice to the secretary of the company 90 days before the anniversary date of the annual meeting of shareholders; (2) represent in the notice that the nominator is a shareholder of record and will remain so through the date of the meeting; (3) state the nominator's name and address and the class and number of shares held by that person; (4) represent that the nominator intends to appear in person or by proxy at the meeting to make such nomination; (5) identify the name and address of the nominee and disclose the nature of any agreements or understandings, if any, between the nominator and the nominee; and (6) provide the written consent of the nominee to serve as a director, if elected. Assuming a shareholder satisfies all the requirements of such a by- law provision, enabling the shareholder's candidate to be nominated for election to the board of directors at the annual meeting of shareholders, is the company required to disclose the information required by Item 7 of Schedule 14A about that nominee or place the name of the nominee on its form of proxy?

Very truly yours,
D. Craig Nordlund
Chairman
Securities Law Committee
AMERICAN SOCIETY OF CORPORATE SECRETARIES
521 Fifth Avenue
New York, NY 10175

(212) 681-2000

SEC LETTER

1934 Act / s -- / Rule Schedule 14A

February 27, 1996

Publicly Available February 27, 1996

Re: American Society of Corporate Secretaries
Incoming Letter dated February 16, 1996

Based on the facts presented, it is the view of the Division that Item 7 of Schedule 14A and Items 401 and 404 of Regulation S-K, whose requirements are incorporated into the Schedule through Item 7, are designed to obtain disclosure about the nominees of the soliciting party, whether that party is management or a person other than the registrant. Those requirements do not require a registrant to provide information in its proxy statement about any nominee for its board of directors, other than those specifically nominated by the company. In particular, Note B to Schedule 14A only requires the registrant to provide line item disclosure with respect to proposals made by or on behalf of the registrant, including the election of the company's nominees for directors. Similarly, a soliciting party is only required under Rule 14a-4 to include on its proxy card the names of nominees for which the soliciting party is seeking proxy authority. You have not asked about, and we do not address the issue of, the disclosure necessary under Rule 14a-9 with respect to the existence of opposition candidates for election to the board.

***2** Because this position is based upon the representations made to the Division in your letter, it should be noted that any different facts or conditions might require a different conclusion.

Sincerely,

Gregg W. Corso
Chief
Office of Tender Offers

Securities and Exchange Commission (S.E.C.)
Fed. Sec. L. Rep. P 77,132, 1996 WL 86169 (S.E.C. No - Action Letter)
END OF DOCUMENT

<PAGE>

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [X]
Filed by a Party other than the Registrant [_]

Check the appropriate box:

[X] Preliminary Proxy Statement

[ ] Definitive Proxy Statement

[_] CONFIDENTIAL, FOR USE OF THE COMMISSION ONLY (AS PERMITTED BY RULE 14A-6(E)(2))

[_] Definitive Additional Materials

[_] Soliciting Material Pursuant to Rule 14a-12

Artesian Resources Corporation

(Name of Registrant as Specified In Its Charter)

N/A

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required.

[_] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:

[_] Fee paid previously with preliminary materials.

[_] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

ARTESIAN RESOURCES CORPORATION
664 Churchmans Road
Newark, Delaware 19702

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD MAY 1, 2002

To the holders of Class B Common Stock and
Class A Non-Voting Common Stock of Artesian Resources Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of ARTESIAN RESOURCES CORPORATION, a Delaware corporation (the "Company"), will be held at the offices of the Company located at 664 Churchmans Road, Newark, Delaware 19702, at 1:30 p.m. on May 1, 2002 (the "Annual Meeting"). A list of stockholders entitled to vote at the Annual Meeting shall be open to the examination of any stockholder, during ordinary business hours, beginning on April 19, 2002 and continuing through the Annual Meeting.

At the Annual Meeting, you will be asked to:

1. Elect two directors;

2. Consider and vote upon a proposal to approve and adopt an amendment to the Company's Restated Certificate of Incorporation, as amended ("Restated Certificate"), to increase the total number of authorized shares of capital stock of the Company from 4,730,868 to 16,230,868, and to increase the number of authorized shares of the Class A Non-Voting Common Stock from 3,500,000 to 15,000,000; and

3. Transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors is not aware of any other business to come before the Annual Meeting.

Only holders of record of the Company's Class B Common Stock at the close of business on April 1, 2002 will be entitled to notice of and to vote on the election of directors.

Holders of record of the Company's Class B Common Stock and Class A Non-Voting Common Stock at the close of business on April 1, 2002 will be entitled to notice of and to vote with respect to the proposed amendment to the Restated Certificate.

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING; BUT TO ENSURE THAT YOUR SHARES WILL BE REPRESENTED, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE. THE PROXY WILL NOT BE USED IF YOU ATTEND AND VOTE AT THE ANNUAL MEETING IN PERSON.

YOUR VOTE IS IMPORTANT. THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. ACCORDINGLY, YOU ARE ASKED TO COMPLETE, SIGN AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

By Order of the Board of Directors

Joseph A. DiNunzio,
Secretary

April 3, 2002

<PAGE>

ARTESIAN RESOURCES CORPORATION

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 1, 2002

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") of Artesian Resources Corporation, a Delaware corporation (the "Company"), to be used at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at 1:30 p.m. (local time) on May 1, 2002, at the offices of the Company located at 664 Churchmans Road, Newark, Delaware 19702, and at any adjournments thereof. If the enclosed form of proxy is signed, dated and returned, all shares represented thereby will be voted as directed therein. This Proxy Statement and the enclosed form of proxy card are being mailed to stockholders of the Company on or about April 3, 2002.

The Company will pay printing, mailing and other out-of-pocket expenses in connection with the solicitation of proxies by and on behalf of the Board. The Company has retained Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee estimated at $7,000, plus reimbursement of out-of-pocket expenses. In addition to the use of the mails, certain directors, officers and employees of the Company may solicit proxies by telecopy, telephone and personal interviews.

As of April 1, 2002, the record date for the determination of stockholders entitled to vote at the Annual Meeting, the Company had __________ outstanding shares of Class B Common Stock, par value $1.00 per share (the "Class B Stock"), and __________ outstanding shares of Class A Non-Voting Common Stock, par value $1.00 per share (the "Class A Stock"). The holders of the Class B Stock are entitled to vote with respect to the election of directors and the proposed amendment to the Restated Certificate to increase the total number of authorized shares of the Company's capital stock and to increase the total number of shares of the Class A Stock. In addition, a separate class vote by the holders of the Class A Stock is required with respect to the increase in the total number of authorized shares of the Class A Stock. Each holder of the Class B Stock and the Class A Stock will have the right to one vote for each share of which the holder is the owner of record as of the close of business on April 1, 2002.

Shares held for employees in the Company's 401(k) Deferred Compensation Plan (the "401(k) Plan") and Supplemental 401(k) Retirement Plan (the "Supplemental Plan") will be voted by the trustees of the plans in accordance with voting instruction returned to the trustees by participants in the plans. In the event voting instructions are not received, the trustees may vote such shares. Regardless of the size of your holdings, you are encouraged to complete and return the proxy, so that all your shares may be voted at the meeting in accordance with your instruction.

The presence of a majority of the outstanding shares of the Class B Stock in person or by proxy will constitute a quorum for the election of directors and the proposal to approve the amendment to the Restated Certificate. Provided a quorum is present, directors will be elected by a plurality of the votes validly cast in the election and the affirmative vote of a majority of the outstanding shares of the Class B stock represented in person or by proxy will be sufficient for approval of the proposed amendment to the Restated Certificate to increase the total number of authorized shares of capital stock of the Company from 4,730,868 to 16,230,868 shares, and to increase the total number of authorized shares of the Class A Stock from 3,500,000 to 15,000,000 shares. In addition, a separate class vote by the holders of the Class A Stock is required to approve the portion of the proposed amendment to the Restated Certificate relating to the increase in the total number of authorized shares of the Class A Stock. The presence of a majority of the outstanding shares of the Class A Stock in person or by proxy will constitute a quorum with respect to the vote on the portion of the amendment relating to the increase in the total number of authorized shares of the Class A Stock. Provided a quorum is present, the affirmative vote of a majority of the outstanding shares of the Class A Stock represented in person or by proxy is required to adopt this increase in the authorized shares of the Class A Stock.

With regard to the election of directors, votes may be cast in favor of or withheld. Votes that are withheld will be excluded entirely from the vote and will have no effect, other than for purposes of determining the presence of a quorum. With regard to the proposal to amend the Restated Certificate, votes may be cast in favor of or against the proposal, or an abstention may be specified. Abstentions from voting will be included in determining whether a quorum is present, but will have the effect of votes against the proposed amendment to the Restated Certificate. In addition, where brokers submit proxies but are otherwise prohibited and thus must refrain from exercising discretionary

<PAGE>

authority in voting shares on certain matters for beneficial owners who have not provided voting instructions with respect to such matters (commonly referred to as "broker non-votes"), those shares will be included in determining whether a quorum exists but will have the effect of a vote against the proposal to amend the Restated Certificate.

With respect to any other matter that may properly come before the Annual Meeting, the affirmative vote of a majority of the votes cast by stockholders entitled to vote thereon is required to take action, unless a greater percentage is required by law, the Restated Certificate or the Company's By-laws. For determining the number of votes cast with respect to any voting matter, only those cast "for" or "against" are included. Broker non-votes and abstentions will have no effect.

If a signed proxy is returned and the stockholder has not given direction with respect to a voting matter in which such stockholder is entitled to vote, the shares will be voted with respect to that matter by the proxy agents as recommended by the Board.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it any time before it is voted by delivering to the Secretary of the Company at or before the Annual Meeting a subsequent written notice of revocation or by executing and dating a subsequent proxy relating to the same shares and delivering it to the Secretary of the Company at or before the Annual Meeting. A proxy may also be revoked by attending the Annual Meeting and voting in person.

PROPOSAL NO. 1 - ELECTION OF TWO DIRECTORS

In accordance with the provisions of the Company's By-laws, the Board is divided into three classes. Members of each class serve for three years and one class is elected each year.

At the Annual Meeting, two directors, representing one class, will be elected to serve a three year term and until their successor shall have been elected and qualified or until their earlier resignation or removal. The Board recommends the election to the Board of Mr. John R. Eisenbrey, Jr. and Ms. Dian C. Taylor. Each was last re-elected at the 1999 Annual Meeting of Stockholders.

Information concerning the nominees for election as directors is presented below. Each nominee has consented to be named and, if elected, to serve as a director. The persons named as proxy agents in the enclosed proxy cards intend (unless instructed otherwise by a stockholder) to vote for the election of Mr. John R. Eisenbrey, Jr. and Ms. Dian C. Taylor as directors. Should either become unable to accept nomination or election, which is not anticipated, the proxy agents intend to vote for the election of a substitute nominee designated by the Board, unless the Board elects to reduce the number of directors that constitutes the entire Board or leave the position vacant.
<TABLE>
<CAPTION>

Name of Nominee	Age	Information About Nominee	Served As Director Since
<S>	<C>	<C>	<C>
John R. Eisenbrey, Jr.	46	Director; owner and President of Bear Industries, Inc., a privately held mechanical contracting firm specializing in fire protection, for more than fifteen years. Mr. Eisenbrey is the nephew of Dian C. Taylor and Norman H. Taylor, Jr. He serves on the Audit; Personnel, Compensation, and Benefits; and Stock Option Committees.	1993
Dian C. Taylor	56	Director; Chair of the Board since July 1993, and Chief Executive Officer and President of the Company and its subsidiaries since September 1992. Ms. Taylor has been employed by Artesian since August 1991. She was formerly a consultant to the Small Business Development Center at the University of Delaware from February 1991 to August 1991; and owner and President of Achievement Resources Inc. from 1977 to 1991. Achievement Resources, Inc. specialized in strategic planning, marketing, entrepreneurial and human resources development consulting. Ms. Taylor was a marketing director for SMI, Inc. from 1982 to 1985.	1991

</TABLE>

<PAGE>

The Board unanimously recommends that the holders of Class B Stock vote FOR the election of Mr. John R. Eisenbrey, Jr. and Ms Dian C. Taylor as directors of the Company.

Information concerning each of the other current directors of the Company whose terms are not up for election at the Annual Meeting is set forth below. The term of Kenneth R. Biederman will expire at the 2003 Annual Meeting of Stockholders. The terms of Norman H. Taylor, Jr. and William C. Wyer will expire at the 2004 Annual Meeting of Stockholders.

<TABLE>
<CAPTION>

Name of Director	Age	Information About Director	Served As Director Since
<S>	<C>	<C>	<C>
Kenneth R. Biederman	58	Director; Professor of Finance at the College of Business and Economics of the University of Delaware since May 1996. Interim Dean of the College of Business and Economics of the University of Delaware from February 1999 to June 2000. Dean of the College of Business and Economics of the University of Delaware from 1990 to 1996. Director of Chase Manhattan Bank USA from 1993 to 1996. Formerly a financial and banking consultant from 1989 to 1990 and President of Gibraltar Bank from 1987 to 1989. Previously Chief Executive Officer and Chairman of the Board of West Chester Savings Bank; Economist and former Treasurer of the State of New Jersey and Staff Economist for the United States Senate Budget Committee. He serves on the Executive; Audit; Personnel, Compensation and Benefits; Budget; and Stock Option Committees.	1991
Norman H. Taylor, Jr.	62	Director; Manager of Facilities and Vehicle Maintenance of Artesian Water Company, Inc. since July 1997. Mr. Taylor has been employed by Artesian Water Company, Inc. since 1965 and has held various operational and supervisory positions within the Company. Mr. Taylor is the brother of Dian C. Taylor and the uncle of John R. Eisenbrey, Jr. He serves on the Budget Committee.	2001
William C. Wyer	55	Director; Managing Director of Wilmington Renaissance Corporation (formerly Wilmington 2000) since January 1998. Wilmington Renaissance Corporation is a private organization seeking to revitalize the City of Wilmington, Delaware. Mr. Wyer has served as a director of GMAC Bank since August 2001. President of AllNation Life Insurance and Senior Vice President of Blue Cross/Blue Shield of Delaware from September 1995 to January 1998. Managing Director of Wilmington 2000 from May 1993 to September 1995. Formerly President of Wyer Group, Inc. from 1991 to 1993 and Commerce Enterprise Group from 1989 to 1991, both of which are management consulting firms specializing in operations reviews designed to increase productivity, cut overhead and increase competitiveness, and President of the Delaware State Chamber of Commerce from 1978 to 1989. He serves on the Executive; Audit; Budget; and Personnel, Compensation and Benefits; and Stock Option Committees.	1991

</TABLE>

<PAGE>

PROPOSAL NO. 2 - AMENDMENT TO RESTATED CERTIFICATE OF INCORPORATION

The Board is proposing an amendment to the Restated Certificate to increase the number of total authorized shares of capital stock from 4,730,868 to 16,230,868 shares, and to increase the total number of authorized shares of the Class A Stock from 3,500,000 to 15,000,000 shares.

Proposed Stock Split

The Board has declared a three-for-two split of the Class A Stock and the Class B Stock (collectively, the "Common Stock") in the form of a stock dividend, subject to stockholder approval of the proposed amendment to increase the authorized shares of the Company's capital stock and the Class A Stock. The Board declared the stock split to, among other things, reduce the trading price of the Class A Stock to a level that makes it more affordable to a broader range of investors and increase the trading volume of the Class A Stock. The Restated Certificate also requires that in order to effect a dividend on the Class A Stock, including a stock split in the form of a dividend distribution, the Board must declare and pay the same dividend per share on the Class B Stock. The stock split will not occur unless the amendment proposed in this Proposal No. 2 is approved because the number of shares of Class A Stock that the Company is currently authorized to issue is not sufficient to effect the stock split. There are presently sufficient authorized shares of Class B Stock to effect the proposed stock split of the Class B Stock; however, the declaration of a three-for-two stock split of the Class B Stock approved by the Board is subject to the Company's ability to consummate the proposed split of the Class A Stock. Therefore, the stock split of the Class B Stock also will not occur unless the amendment to increase both the total authorized shares of the Company's capital stock and the total number of authorized shares of the Class A Stock under this Proposal No. 2 is approved.

If the amendment proposed in this Proposal No. 2 is approved by the stockholders, the record date for determining the shares of Common Stock subject to the stock split will be May 3, 2002 ("Dividend Record Date"), and certificates evidencing additional shares of the Class A Stock and the Class B Stock, as the case may be, issuable as a result of the stock split will be distributed on or about May 17, 2002. In the event the number of shares of Common Stock issuable to a stockholder as a result of the stock split includes a fraction of a share, except as set forth below, such stockholder will receive, in lieu of such fractional share, an amount of cash, without interest thereon, determined by multiplying (i) with respect to the Class A Stock, the closing sale price per share of the Class A Stock as reported on the Nasdaq National Market on the Dividend Record Date, and with respect to the Class B Stock, the last sale price as reported on the OTC Bulletin Board on the Dividend Record Date, by (ii) thirty-three and one-third percent (33 1/3%). Stockholders that hold shares under the Company's Dividend Reinvestment and Stock Purchase Plan will be allocated fractional shares under the plan.

None of the share-related data in this Proxy Statement is adjusted to take account of the proposed stock split.

Purpose and Effect of the Proposed Amendment

After the stock split, if this Proposal No. 2 is approved, the Company will have approximately _________ shares of the Class A Stock outstanding, leaving approximately _________ shares of the Class A Stock available for future issuance for valid corporate purposes such as acquisitions, financings, incentive compensation and stock dividends. There currently are no arrangements, agreements or understandings for the issuance or use of the additional authorized shares of the Class A Stock that would become available under this Proposal No. 2, other than the proposed stock split, issuances permitted or required under the Company's Incentive Stock Option Plan (the "ISO Plan") and 1992 Non-Qualified Stock Option Plan (the "NQSO Plan"). However, the Board is considering raising funds for the Company during the fiscal year 2002 through a debt and/or equity offering. If an equity offering is completed, the Company intends to use these additional shares of the Class A Stock. There can be no assurance that either a debt or an equity offering will be initiated or completed by the Company.. The Board does not presently intend to seek further stockholder approval of any particular issuance of shares unless such approval is required by law or the rules of the Nasdaq National Market.

If this Proposal No. 2 is approved, each of the newly authorized shares of the Class A Stock will have the same rights and privileges as the currently authorized shares of the Class A Stock. The proposed amendment will not change the currently authorized number of shares of the Company's preferred stock, which will remain designated in the following amounts: 10,868 shares of 7% Prior Preferred Stock, par value $25.00 per share; 80,000 shares of Cumulative Prior Preferred Stock, par value $25.00 per share; and 100,000 shares of Series Preferred Stock, par value $1.00 per share. As of March 1, 2002, the Company had 10,868 shares of 7% Prior Preferred Stock outstanding, 8,000 shares of 9.96% Cumulative Prior Preferred Stock outstanding and no shares of Series Preferred Stock outstanding.

<PAGE>

Stockholders do not have preemptive or similar rights to subscribe for or purchase any additional shares of Common Stock that may be issued in the future, and, therefore, future issuances of Common Stock may, depending on the circumstances, have a dilutive effect on the earnings per share, voting power (as applicable), and other interests of the existing stockholders.

Approval of this Proposal No. 2 could have an anti-takeover effect, although that is not its intention. For example, if the Company were the subject of a hostile takeover attempt, it could attempt to impede the takeover by issuing additional shares of the Class A Stock, thereby diluting the voting power of the other outstanding shares (to the extent that the holders of the Class A Stock would be entitled to vote on the transaction) and increasing the potential costs of the takeover. The availability of this defensive strategy to the Company could discourage unsolicited takeover attempts, thereby eliminating the opportunity for the Company's stockholders to realize a higher price for their shares than is generally available in the public markets at the time. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, and this Proposal No. 2 is not presented with the intent that it be utilized as a type of anti-takeover device.

Upon stockholder approval of the proposed amendment described in this Proposal No. 2, the Company will file an Amendment to the Restated Certificate, incorporating the proposed amendment, in substantially the same form as presented in Appendix A of this Proxy Statement, with the Secretary of State of the State of Delaware.

The Board reserves the right, pursuant to and in compliance with the applicable provisions of Delaware corporate law, to cancel the proposed amendment to increase the authorized shares of Company's capital stock or the increase in the authorized shares of the Class A Stock at any time prior to such time as the actual amendment to the Restated Certificate, as contemplated by this Proposal No. 2, is filed with the office of the Secretary of State of the State of Delaware and becomes effective, or to cancel the proposed stock split either before or after the proposed amendment is filed and effective.

The Board recommends a vote FOR the proposed amendment to the Restated Certificate to increase the total number of authorized shares of capital stock of the Company from 4,730,868 to 16,230,868 shares, and to increase the total number of authorized shares of the Class A Common Stock from 3,500,000 to 15,000,000 shares.

COMPENSATION OF DIRECTORS

Directors receive an annual retainer fee of $5,000 paid in advance. Each director receives $900 for each Board meeting attended, $400 for each committee meeting attended on the day of a regular Board meeting and $800 for each committee meeting attended on any other day and $450 for each workshop attended. The chair of each Committee receives an annual retainer of $500.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board, which met 12 times in 2001, has established five committees: the Executive Committee, the Audit Committee, the Personnel, Compensation and Benefits Committee, the Budget Committee and the Stock Option Committee. Information with respect to the committees is set forth below.

Each director attended at least 75% of the aggregate of the meetings of the Board and the committee or committees on which he or she served.

The Executive Committee reviews the implementation of the Company's strategic vision and provides guidance to management. The Committee may exercise all the powers and authority of the Board except as specifically limited by the Company's By-laws. During 2001, the Executive Committee met two times.

The Budget Committee reviews the annual operating and capital budgets prepared by management and monitors actual results in comparison to those projected. During 2001, the Budget Committee met three times.

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The Personnel, Compensation and Benefits Committee reviews the compensation and benefits for all employees and makes recommendations regarding employee compensation and benefits, officers' salaries and fees paid to members of the Board. During 2001, the Personnel, Compensation and Benefits Committee met three times.

The Stock Option Committee determines whether and what amounts of shares should be granted under the ISO Plan and the NQSO Plan. During 2001, the Stock Option Committee met once.

The Company has no Nominating Committee.

The Audit Committee reviews the procedures and policies relating to the internal accounting procedures and controls of the Company, and provides general oversight with respect to the accounting principles employed in the Company's financial reporting. Members of the Audit Committee are non-employee directors. As part of its activities, the Audit Committee meets with representatives of the Company's management and independent accountants. The Audit Committee has considered the extent and scope of non-audit services provided to the Company by its outside accountants and has determined that such services are compatible with maintaining the independence of the outside accountants. The Audit Committee makes a recommendation each year to the Board concerning the choice of the Company's independent accountants. During 2001, the Audit Committee met three times.

AUDIT COMMITTEE REPORT

The Audit Committee reviews the Company's financial reporting processes on behalf of the Board of Directors and operates under a formal written charter approved and adopted by the Board. In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001 with the Company's management and with KPMG LLP, the independent auditors for the Company. Management is responsible for the financial statements and the reporting process. The independent auditors are responsible for expressing an opinion on the conformity of those audited statements with generally accepted accounting principals.

The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards). In addition, as required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), the Audit Committee has received the written disclosures and the letter from the independent auditors required under this standard, and the Audit Committee has discussed with the independent auditors the auditors' independence from the Company with the Company's management.

Fees Billed by Independent Auditors

The Company incurred the following fees for services provided by KPMG LLP, the Company's independent auditors, for 2001.

Audit Fees

Aggregate fees for the 2001 year-end audit and the review of the Company's Quarterly Reports on Form 10-Q during 2001 were $90,000.

Financial Information Systems Design and Implementation Fees

KPMG LLP did not provide any services related to financial information systems design and implementation in 2001.

All Other Fees

Aggregate fees for all other services rendered, including tax return preparation, and work relating to certain of the Company's proposed acquisitions were $89,000 for 2001.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements for the year ended December 31, 2001 be included in the Company's Annual Report on Form 10-K for the fiscal year 2001, for filing with the Securities and Exchange Commission.

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After considering the provision of services encompassed within the disclosure above about Financial Information Systems Design and Implementation Fees and All Other Fees, the Audit Committee has determined that the provision of such services is compatible with maintaining KPMG LLP's independence.

The Audit Committee,

Kenneth R. Biederman, Chairman
John R. Eisenbrey, Jr.
William C. Wyer

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER BENEFICIAL OWNERS

The following table sets forth the beneficial ownership of the equity securities of the Company, as of March 1, 2002, for each director and nominee for director, each executive officer named in the Summary Compensation Table, all directors and executive officers as a group, and each beneficial owner of more than five percent (5%) of the outstanding shares of any class of the Company's voting securities, based in each case on information furnished to the Company.

<TABLE>
<CAPTION>

	Class A Non-Voting Common Stock		Class B Common Stock		7% Prior Preferred Stock	
	shares(1)	percent(2)	shares(1)	percent(2)	shares(1)	percent(2)
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Dian C. Taylor (3) 664 Churchmans Road Newark, Delaware 19702	43,288	2.6%	51,645	13.2%	24	--
Kenneth R. Biederman (3)	25,500	1.5%	--	--	--	--
John R. Eisenbrey, Jr. (3)(4) 15 Albee Drive Newark, Delaware 19702	25,063	1.5%	19,820(4)	5.1%	--	--
Norman H. Taylor, Jr. (3)(5) 1597 Porter Road Bear, Delaware 19701	7,197	--	101,007(5)	25.8%	24	--
William C. Wyer	24,000	1.5%	--	--	--	--
Joseph A. DiNunzio (3)(6)	15,621	--	46	--	--	--
Bruce P. Kreeuter (3)	13,984	--	--	--	--	--
David B. Spacht (3)	9,294	--	84	--	31	--
John J. Schreppler, II	500	--	--	--	--	--
John M. Thaeder (3)	6,334	--	606	--	--	--
Hilda Taylor 4 East Green Valley Circle Newark, DE 19711	35,736	2.2%	52,407	13.4%	285	2.6%
Louisa Taylor Welcher (7) 219 Laurel Avenue Newark, DE 19711	9,078	--	41,681	10.5%	201	1.8%
Directors and Executive Officers as a Group (11 individuals)(8)	171,281	9.9%	173,208	44.2%	79	--

</TABLE>

----

(1) The nature of ownership consists of sole voting and investment power unless otherwise indicated. The amount also includes all shares issuable to such person or group upon the exercise of options held by such person or group to the extent such options are exercisable within 60 days after March 1, 2002.

(2) The percentage of the total number of shares of the class outstanding is shown where that percentage is one percent or greater. Percentages for each person are based on the aggregate number of shares of the applicable class outstanding as of March 1, 2002, and all shares issuable to such person upon the exercise of options held by such person, to the extent such options are exercisable within 60 days of that date.

<PAGE>

(3) Includes options to purchase shares of the Class A Stock as follows: Ms. Taylor (22,000 shares); Mr. Biederman (18,000 shares); Mr. Eisenbrey (4,729 shares); Mr. Taylor (3,600 shares); Mr. Wyer (18,000 shares); Mr. DiNunzio (12,600 shares); Mr. Kraeuter (9,100 shares); Mr. Spacht (8,352 shares); and Mr. Thaeder (3,600 shares).

(4) Includes 347 shares of the Class B Stock owned by a trust, of which Mr. Eisenbrey, Jr. is a trustee and has a beneficial ownership interest, and 196 shares of the Class B Stock held in custodial accounts for Mr. Eisenbrey, Jr.'s daughters.

(5) Includes 718 shares of the Class B Stock and 173 shares of the Class A Stock owned by Mr. Taylor's wife for which Mr. Taylor disclaims beneficial ownership.

(6) Includes 12 shares of the Class A Stock held in custodial accounts for Mr. DiNunzio's sons.

(7) Includes 64 shares of the Class B Stock held jointly by Ms. Welcher's husband and son, 730 shares of the Class B Stock held by Ms. Welcher's sons, 26 shares of the Company's 7% Prior Preferred Stock held by Ms. Welcher's sons, 137 shares of the Class A Stock held by Ms. Welcher's husband and 690 shares of the Class A Stock held by Ms. Welcher's sons, for which Ms. Welcher disclaims beneficial ownership.

(8) Includes options to purchase 99,981 shares of the Class A Stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under Section 16(a) of the Securities Exchange Act of 1934, as amended, directors, officers and certain beneficial owners of the Company's equity securities are required to file reports of their transactions in the Company's equity securities with the Securities and Exchange Commission on specified due dates. In 2001, reports of transactions by all directors, officers and such beneficial holders were timely filed, with the exception of a late filed Form 4 for Kenneth Biederman, reporting the sale of 800 shares of Class A Stock. In making this statement, the Company has relied on the written representations of its directors, officers and five percent (5%) stockholders and copies of the reports that they filed with the Securities and Exchange Commission.

SUMMARY COMPENSATION TABLE

Executive Compensation

The following table sets forth a summary of the compensation for the three most recent fiscal years earned by the Chief Executive Officer and the next five highest paid executive officers whose annual salaries and bonuses exceeded $100,000.

<TABLE>
<CAPTION>

Name and Principal Position	Year	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compensation	Long Term Compensation: Number of Securities Underlying Options Awarded (#)	Long Term Compensation: All Other Compensation ($)
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Dian C. Taylor	2001	204,615	75,665(1)	29,554	8,000	16,687(4)
Chair, CEO & President	2000	193,270	45,947(2)	18,540(3)	3,000	17,492(4)
	1999	175,000	2,758	14,262(3)	8,000	15,639(4)
Joseph A. DiNunzio, Senior	2001	142,692	49,115(1)	1,313	5,000	13,211(4)
Vice President & Secretary	2000	133,270	20,628(2)	671	3,000	12,003(4)
	1999	115,000	3,505	570	2,500	10,358(4)
David B. Spacht, Vice	2001	131,250	35,236(1)	959	3,000	10,134(4)
President, Treasurer &	2000	125,962	18,046(2)	1,071	3,000	8,827(4)
Chief Financial Officer	1999	115,000	2,725	1,668	2,500	8,060(4)
Bruce P. Kraeuter	2001	116,106	35,424(1)	1,980	3,000	12,393(4)
Vice President of	2000	112,808	10,272(2)	1,507	3,000	10,469(4)
Engineering & Water Supply	1999	94,000	2,785	1,220	2,500	8,552(4)
John M.Thaeder	2001	116,106	33,735(1)	1,807	3,000	6,738(4)
Vice President of	2000	106,538	9,839(2)	2,193	3,000	5,526(3)
Planning & Distribution	1999	91,385	2,662	1,421	2,500	2,402(3)
John J. Schreppler, II	2001	121,154	32,113(1)	3,000	--	--
Assistant Secretary &	2000	53,232	155	--	--	--
General Counsel	--	--	--	--	--	--

</TABLE>

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(1) Includes the realized value of the stock awards and cash bonuses approved by the Personnel, Compensation and Benefits Committee on October 1, 2001 under the Company's Cash and Stock Bonus Compensation Plan to Ms. Taylor and Messrs. DiNunzio, Kraeuter, Spacht, Thaeder and Schreppler on October 1, 2001. Ms. Taylor received 1,200 shares of Class A Stock and $18,580 in cash. Mr. DiNunzio received 750 shares of Class A Stock and $14,005 in cash. Mr. Kraeuter received 500 shares of Class A Stock and $9,004 in cash. Mr. Spacht received 500 shares of Class A Stock and $8,829 in cash. Mr. Thaeder received 500 shares of Class A Stock and $9,004 in cash. Mr. Schreppler received 500 shares of Class A Stock and $8,566 in cash. The cash portion of the bonuses were issued to cover the individual tax liability associated with the stock bonuses issued. The fair market value of the Class A Stock issued (and included in the table above) was $26.25 per share based on the closing price on the Nasdaq National Market on the date of the award.

(2) Includes the realized value of stock awards and cash bonuses approved by the Personnel, Compensation and Benefits Committee on October 1, 2001 under the Company's Cash and Stock Bonus Compensation Plan to Ms. Taylor and Messrs. DiNunzio, Kraeuter, Spacht and Thaeder on March 29, 2000. Ms. Taylor received 1,000 shares of Class A Stock and $20,855 in cash. Mr. DiNunzio received 500 shares of Class A Stock and $9,424 in cash. Mr. Kraeuter received 200 shares of Class A Stock and $2,859 in cash. Mr. Spacht received 200 shares of Class A Stock and $2,159 in cash. Mr. Thaeder received 200 shares of Class A Stock and $2,438 in cash. The cash portion of the bonuses were issued to cover the individual tax liability associated with the stock bonuses issued. The fair market value of the Class A Stock issued (and included in the table above) was $22.125 per share based on the closing price on the Nasdaq National Market on the date of the award.

(3) Includes $19,300 in 2001, $11,200 in 2000 and $12,650 in 1999 received as compensation for attendance at meetings of the Board and its committees. In 2001 and 2000, Ms. Taylor received $8,958 and $5,764, respectively, in medical expense reimbursements from the Company's Officer's Medical Reimbursement Plan.

(4) The Company contributes two percent of an eligible employee's gross earnings to the 401(k). In addition, the Company matches fifty percent of the first six percent of the employee's gross earnings that the employee contributes to the plan. Ms. Taylor received $8,793, $9,755 and $8,634 in Company contributions to the 401(k) Plan in 2001, 2000 and 1999, respectively. Mr. DiNunzio received $6,325, $6,670 and $5,753 in Company contributions to the 401(k) Plan in 2001, 2000 and 1999, respectively. Mr. Spacht received $2,533, $2,522 and $2,303 in Company contributions to the 401(k) Plan in 2001, 2000 and 1999, respectively. Mr. Kraeuter received $6,788, $5,951 and $4,786 in Company contributions to the 401(k) Plan in 2001, 2000 and 1999 respectively. Mr. Thaeder received $6,738, $5,625 and $2,402 in Company contributions to the 401(k) Plan in 2001, 2000 and 1999, respectively. In addition, effective October 1, 1994, the Company established the Supplemental Plan. All employees hired before April 26, 1994 and under the age of sixty at that date are eligible for the Supplemental Plan. Employees over the age of sixty waived participation in the Supplemental Plan in order to receive Company paid medical, dental and life service. Ms. Taylor received $7,894, $7,736 and $7,006 in Company contributions to the Supplemental Plan in 2001, 2000 and 1999, respectively. Mr. DiNunzio received $6,886, $5,336 and $4,606 in Company contributions to the Supplemental Plan in 2001, 2000 and 1999, respectively. Mr. Spacht received $7,600, $6,305 and $5,757 in Company contributions to the Supplemental Plan in 2001, 2000 and 1999, respectively. Mr. Kraeuter received $5,605, $4,518 and $3,766 in Company contributions to the Supplemental Plan in 2001, 2000 and 1999, respectively.

Option Grants in Last Fiscal Year

The following table sets forth information regarding options granted in the 2001 fiscal year to the executive officers named in the Summary Compensation Table above.

<TABLE>
<CAPTION>

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)		
Name/Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Market Price on Date of Grant ($)	Exercise or Base Price per Share ($)	Expiration Date	0%($)	5%($)	10%($)
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Dian C. Taylor							
3,000(2)	10.6	24.400	21.960	May 30, 2001	7,320	53,355	123,982
5,000(3)	17.6	24.400	26.840	May 30, 2006	--	21,506	62,282
Joseph A. DiNunzio							
5,000(3)	17.6	24.400	24.400	May 30, 2011	--	76,725	194,437
Bruce P. Kraeuter							
3,000(3)	10.6	24.400	24.400	May 30, 2011	--	46,035	116,662
David B. Spacht							
3,000(3)	10.6	24.400	24.400	May 30, 2011	--	46,035	116,662
John M. Thaeder							
3,000(3)	10.6	24.400	24.400	May 30, 2011	--	46,035	116,662
John J. Schreppler							
3,000(3)	10.6	24.400	24.400	May 30, 2011	--	46,035	116,662

</TABLE>

<PAGE>

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(1) Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of zero percent (0%), five percent (5%) and ten percent (10%) compounded annually from the date the respective options were granted to their expiration date based upon the grant price.

(2) Option granted for Class A Stock under the NQSO Plan. These grants vest in six months following the date of grant.

(3) Option granted for Class A Stock under the ISO Plan. These grants vest annually in five equal installments from the date of grant.

Option Exercises and Fiscal Year End Values

The following table provides certain information concerning option exercises during fiscal 2001 by the executive officers named in the Summary Compensation Table, and year-end option value.

<TABLE>
<CAPTION>

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year End (#) Exercisable/Unexercisable(1)	Value of Unexercised In-the-Money Options at Fiscal Year End ($) Exercisable/Unexercisable(2)
<S>	<C>	<C>	<C>	<C>
Dian C. Taylor	--	--	22,000 / 8,000	280,034 / 44,020
Joseph A. DiNunzio	--	--	12,600 / 8,900	190,630 / 66,366
Bruce P. Kraeuter	--	--	9,100 / 6,900	127,533 / 53,286
David B. Spacht	2,602	30,980	8,352 / 6,900	116,005 / 53,286
John M. Thaeder	--	--	3,600 / 6,900	42,253 / 53,286
John J. Schreppler	--	--	0 / 3,000	0 / 19,620

</TABLE>

----

(1) All securities represent options to purchase shares of the Class A Stock.

(2) The value of unexercised in-the-money options is calculated based on the closing price of the Class A Stock on the Nasdaq National Market on the date of grant of the option.

TRANSACTIONS WITH MANAGEMENT AND AFFILIATED INTERESTS

The Company's office building and shop complex are leased by Artesian Water Company, Inc. ("Artesian Water"), the Company's regulated water utility subsidiary, at an annual rental of approximately $180,000 from White Clay Realty, a partnership which includes, among others, Dian C. Taylor, Louisa Welcher (sister of Dian C. Taylor and Norman H. Taylor, Jr.), the estate of Ellis D. Taylor (the uncle of Dian C. Taylor and Norman H. Taylor, Jr.) and a trust in which John R. Eisenbrey, Jr. is one of the trustees and in which he has a beneficial interest. The initial term of the lease expired in 1997. Artesian Water exercised its option for the first of three five-year renewal periods under the lease, extending the term through 2002. The lease may be terminated at any time by Artesian Water through the purchase of the leased facilities for (1) an amount equal to the sum of any mortgage on such facilities and any accrued rental to date or (2) fair market value of the facilities, whichever is higher.

In 2001, Artesian Water purchased for $875,000, certain parcels of land for water production wells from Glendale Enterprises Limited, a company wholly-owned by the estate of Ellis D. Taylor.

On April 29, 1999, the Company entered into an agreement with Ellis D. Taylor, who has since passed away, and his spouse Helena C. Taylor (the "Taylors") to repurchase 126,353 shares of Class B Stock and 24,165 shares of Class A Non-Voting Common Stock (the "Taylor Stock") owned by the Taylors. On May 4, 1999, the Company executed a promissory note (the "Note") in the principal amount of $4,450,000 representing the purchase price of the Taylor Stock. Commencing on June 30, 1999, the Note is payable quarterly, on a calendar basis, over a four year period. The outstanding balance on the Note bears interest in an amount based on the quarterly dividend that the Taylors would

<PAGE>

have received on the Taylor Stock transferred to, but not yet paid for by, the Company. In addition, the principal installment is adjusted on a quarterly basis to reflect changes in the book value per common share of the Company as reported in its most recent quarterly financial statement distributed to stockholders prior to the quarterly payment. For the year ended December 31, 2001, principal payments (including book value adjustments) totaled $1,182,000 and interest payments totaled $78,000. At December 31, 2001, the Company had $1,390,000 outstanding under the promissory note.

INDEPENDENT ACCOUNTANTS

KPMG LLP has been engaged by the Company to serve as its independent accountants since 1994. A representative of KPMG LLP will attend the Annual Meeting. This representative will have an opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

ANNUAL REPORT

The Company's Annual Report for the year ended December 31, 2001, including financial statements and other information with respect to the Company, is enclosed with this Proxy Statement. Additional copies of this Annual Report may be obtained by writing to the Secretary of the Company at 664 Churchmans Road, Newark, Delaware 19702.

OTHER MATTERS

Management is not aware of any other matters that may come before the Annual Meeting. However, if any further business should properly come before the Annual Meeting, the persons named in the enclosed proxy card will vote upon such business in accordance with their best judgment.

STOCKHOLDER PROPOSALS FOR THE COMPANY'S NEXT ANNUAL MEETING

Proposals of stockholders of the Company that are intended to be presented by such stockholders at the Company's next Annual Meeting of Stockholders must be received by the Secretary of the Company at the Company's offices located at 664 Churchmans Road, Newark, Delaware 19702, not later than December 4, 2002 in order to be included in the Proxy Statement and form of proxy relating to that meeting. However, if the date of the next Annual Meeting is more than 30 days from the anniversary date of the Meeting, in order to be included in the Proxy Statement and form of proxy relating to that meeting, a stockholder's notice must be received a reasonable time before the Company begins to print and mail the proxy materials for such Annual Meeting. In addition, such proposals must comply with the requirements of Rule 14a-8, as promulgated under Regulation 14A the Securities Exchange Act of 1934, as amended, and their inclusion in the proxy statement will be determined pursuant to Rule 14a-8..

If a stockholder of the Company wishes to present a proposal before the Company's 2003 Annual Meeting but does not wish to have the proposal considered for inclusion in the Company's proxy statement and proxy card, such stockholder must also give written notice to the Secretary of the Company at the Company's offices located at 664 Churchmans Road, Newark, Delaware 19702. The Company must receive such notice no later than March 2, 2003 and no earlier than January 31, 2003. However, if the date of the 2003 Annual Meeting is more than 30 days prior to, or more than 60 days after, the anniversary date of the Annual Meeting, to be timely, a stockholder's notice must be received not earlier than 90 days prior to the 2003 Annual Meeting and not later than the later of (i) 60 days prior to the 2003 Annual Meeting and (ii) 10 days following the day on which notice of the date of the 2003 Annual Meeting was mailed or was made public. In addition, such proposals must comply with the requirements of the Company's By-laws. If a stockholder fails to provide timely notice of a proposal to be presented at the 2003 Annual Meeting, the proxies designated by the Board will have discretionary authority to vote on any such proposal.

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It is important that your shares be represented at the Annual Meeting. Stockholders are urged to mark, date, execute and return promptly the accompanying proxy card in the enclosed envelope.

By Order of the Board of Directors,

Joseph A. DiNunzio
Secretary

April 3, 2002

Appendix A - Amendment to Restated Certificate of Incorporation, as amended
Appendix B - Audit Committee Charter

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Appendix A

CERTIFICATE OF AMENDMENT
OF THE
RESTATE CERTIFICATE OF INCORPORATION
OF
ARTESIAN RESOURCES CORPORATION

Under Section 242 of the General Corporation Law of the State of Delaware

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Artesian Resources Corporation (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "DGCL"), for the purpose of amending its Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation"), pursuant to Section 242 of the DGCL, does hereby certify as follows:

1. That Article FOURTH, Section I. of the Restated Certificate of Incorporation be amended and restated in its entirety to read as follows:

"FOURTH: Section I. Authorized Shares and Designations. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 16,230,868. Such shares shall be divided as follows:

1. 10,868 shares of 7% Prior Preferred Stock, par value $25.00 per share, designated 7% Prior Preferred Stock, aggregating $271,700.00;
2. 80,000 shares of Cumulative Prior Preferred Stock, par value $25.00 per share, designated Cumulative Prior Preferred Stock, aggregating $2,000,000.00;
3. 15,000,000 shares of Class A Non-Voting Common stock, par value $1.00 per share, designated Class A Non-Voting Common Stock;
4. 1,040,000 shares of Class B Common Stock, par value $1.00 per share, designated Class B Common Stock; and
5. 100,000 shares of Series Preferred Stock, par value $1.00 per share.

The powers, preferences, and rights, and the qualifications, limitations, or restrictions of the designated classes and series of stock of the Corporation are as follows:"

2. That the amendment set forth above has been duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the ___ day of ______, 2002.

ARTESIAN RESOURCES CORPORATION

By:______________________________
Dian C. Taylor
Chief Executive Officer and President

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Appendix B

Artesian Resources Corporation

Audit Committee of the Board of Directors

Committee Charter

Purpose:

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or the public; the Company's systems of internal controls regarding finance, accounting and legal compliance that management and the Board have established; and the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Audit Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Audit Committee's primary duties and responsibilities are to:

Serve as an independent and objective party to monitor the Company's financial reporting process and internal control system.

Review and appraise the audit efforts of the Company's independent accountants.

Provide an open avenue of communication among the independent accountants, financial and senior management and the Board of Directors.

Composition:

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgement as a member of the Committee. All members of the Committee shall have a working familiarity with basic finance and accounting practices, and at least one member of the Committee shall have accounting or related financial management expertise.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

Meetings:

As part of its job to foster open communications, the Committee should meet at least annually with management and the independent accountants in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee, or at least its Chair, should meet with the independent accountants and management quarterly to review the Company's financials.

Minutes of each meeting are to be prepared and delivered to each committee member and to directors who are not members of the committee. If the secretary of the corporation has not taken the minutes, they should be sent to him or her for permanent filing.

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Responsibilities and Duties:

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

1. Review and update this Charter periodically, at least annually, as conditions dictate.

2. Review the Company's annual financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent accountants.

3. Review with financial management and the independent accountants the 10-Q prior to its filing or prior to the release of earnings. The Chair of the Committee may represent the entire Committee for purposes of this review.

Independent Accountants

1. Recommend to the Board of Directors the selection of the independent accountants, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent accountants. On an annual basis, the Committee should review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the accountants' independence.

2. Review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant.

3. Periodically consult with the independent accountants out of the presence of management about internal controls and the fullness and accuracy of the organization's financial statements.

4. Review the proposed scope of the annual year-end audit with the independent accountants before they begin their examination to determine that management has imposed no restrictions and that any problem areas will get special attention.

Financial Reporting Processes

1. In consultation with the independent accountants, review the integrity of the organization's financial reporting processes, both internal and external.

2. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent accountants, management, or the internal accounting department.

Process Improvement

1. Establish regular and separate systems of reporting to the Audit Committee by each of management and the independent accountants regarding any significant judgements made in management's preparation of the financial statements and the view of each as to the appropriateness of such judgements.

2. Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information. Review the results of the year-end audit with the independent accountants to determine whether the independent accountants are satisfied with the financial statements and related disclosures. At the same time, the Committee shall obtain sufficient information about the examination to enable it to respond to inquiries by the full Board. The Board shall rely upon the Committee to recommend whether the financial statements should be approved for inclusion in the annual report.

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3. Consider the nature of the independent accountant's report letter and, in situations where other than an unqualified report is contemplated, obtain a complete explanation. The Committee shall ascertain that the independent accountants were not restricted in performing their examination. The Committee shall receive explanations for significant adjustments proposed but not recorded and adjustments recorded but not previously contemplated. The Committee shall be responsible for obtaining all relevant information about the audit and communicating it in a meaningful manner to the full Board.

4. Review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements.

5. Review with the independent accountants and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

Legal Compliance

1. Ensure that management has the proper review system in place to ensure that the Company's financial statements, reports and other financial information disseminated to governmental organizations, and the public satisfy legal requirements.

2. Review as appropriate, with the Company's legal counsel, any legal matter that could have a significant impact on the Company's financial statements.

3. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

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ARTESIAN RESOURCES CORPORATION

CLASS A NON-VOTING COMMON STOCK

PROXY

This proxy is solicited on behalf of the Board of Directors of the Company for the Annual Meeting of Stockholders.

The undersigned hereby appoints Kenneth R. Biederman, Norman H. Taylor, Jr. and William C. Wyer, or any one of them with power of substitution in each, to represent the undersigned as proxies at the Annual Meeting of Stockholders of Artesian Resources Corporation (the "Company") to be held on May 1, 2002 (the "Annual Meeting"), and at any adjournment thereof, and thereat to vote the same number of shares as the undersigned would be entitled to vote if then personally present.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE PROPOSAL LISTED BELOW.

(IMPORTANT TO BE SIGNED AND DATED BELOW. THANK YOU FOR VOTING.)

Please mark votes as in this example [X].

PROPOSAL TO AMEND THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF CAPITAL STOCK OF THE COMPANY FROM 4,730,868 TO 16,230,868, AND TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF THE CLASS A NON-VOTING STOCK FROM 3,500,000 TO 15,000,000

[ ] FOR [ ] AGAINST [ ] ABSTAIN

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the proposed amendment to the Company's Restated Certificate of Incorporation, as amended, to increase the total authorized shares of the Company's capital stock and the Class A Non-Voting Stock. In their discretion, the proxies listed above are authorized to vote upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Place Signature below:

Date: ____________, 2002

Note: Please sign this proxy exactly as name(s) appear hereon. When signing as attorney-in-fact, executor, administrator, trustee, or guardian, please add your title as such, and if signed as a corporation, please sign with full corporate name by duly authorized officer or officers. If a partnership, please sign in partnership name by authorized person. Where stock is issued in the name of two or more persons, all such persons should sign.

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ARTESIAN RESOURCES CORPORATION

CLASS B COMMON STOCK

PROXY

This proxy is solicited on behalf of the Board of Directors of the Company for the Annual Meeting of Stockholders.

The undersigned hereby appoints Kenneth R. Biederman, Norman H. Taylor, Jr. and William C. Wyler, Jr., or any one of them with power of substitution in each, to represent the undersigned as proxies at the Annual Meeting of Stockholders of Artesian Resources Corporation (the "Company") to be held on May 1, 2002 (the "Annual Meeting"), and at any adjournment thereof, and thereat to vote the same number of shares as the undersigned would be entitled to vote if then personally present.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR BOTH OF THE PROPOSALS LISTED BELOW.

(IMPORTANT TO BE SIGNED AND DATED BELOW. THANK YOU FOR VOTING.)

Please mark votes as in this example [X].

1. ELECTION OF TWO (2) DIRECTORS

NOMINEES: John R. Eisenbrey, Jr.
Dian C. Taylor

[ ] FOR all nominees listed (except as marked to the contrary below)
[ ] AGAINST all nominees listed

(INSTRUCTION: To withhold authority to vote for any individual nominee, write the nominee's name on the line below)

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2. PROPOSAL TO AMEND THE COMPANY'S RESTATED CERTIFICATE OF INCORPORATION, AS AMENDED, TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF CAPITAL STOCK OF THE COMPANY FROM 4,730,868 TO 16,230,868, AND TO INCREASE THE TOTAL NUMBER OF AUTHORIZED SHARES OF THE CLASS A NON-VOTING STOCK FROM 3,500,000 TO 15,000,000

[ ] FOR [ ] AGAINST [ ] ABSTAIN

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is made, this proxy will be voted FOR the proposed amendment to the Company's Restated Certificate of Incorporation, as amended, to increase the total authorized shares of the Company's capital stock and the Class A Non-Voting Stock, and FOR the listed nominees in the election of the two (2) directors. In their discretion, the proxies listed above are authorized to vote upon such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

Place signature below:

--------------------------------- Date: ____________, 2002

Note: Please sign this proxy exactly as name(s) appear hereon. When signing as attorney-in-fact, executor, administrator, trustee, or guardian, please add your title as such, and if signed as a corporation, please sign with full corporate name by duly authorized officer or officers. If a partnership, please sign in partnership name by authorized person. Where stock is issued in the name of two or more persons, all such persons should sign.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 25, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Artesian Resources Corporation
Incoming letter dated March 18, 2002

The submission relates to board nominations.

It is unclear whether the submission involves only a rule 14a-8 issue, or also questions regarding nomination procedures, a matter we do not address. To the extent that the submission involves a 14a-8 issue, there appears to be some basis for your view that Artesian may exclude the submission under 14a-8(e)(2) because Artesian received it after the deadline for submitting proposals. In this regard, we note your representation that Artesian received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Artesian omits the submission from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Artesian relies. To the extent the submission involves a question of Artesian's nomination procedures, rule 14a-8 would not be implicated.

Sincerely,

Keir Devon Gumbs
Special Counsel